Exhibit 99.1

ReNew Announces Results for the Third Quarter

of Fiscal 2024 (Q3 FY24) and Nine Months of Fiscal 2024,

both ended December 31, 2023

February 20, 2024: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q3 FY24 and nine months ended December 31, 2023.

Operating Highlights:

•
As of December 31, 2023, the Company’s portfolio consisted of 13.8 GWs, of which ~8.5 GWs are commissioned and 5.3 GWs are committed, compared to 13.4 GWs as of December 31, 2022.
•
Total Income (or total revenue) for the first nine months of FY24 was INR 72,414 million (US$ 870 million), compared to INR 63,493 (US$ 763 million) for the first nine months of FY23. Net profit for the first nine months of FY24 was INR 3,538 million (US$ 43 million) compared to a net loss of INR 5,103 million (US$ 61 million) for the first nine months of FY23. Adjusted EBITDA for the first nine months of FY24 was INR 52,406 million (US$ 630 million), as against INR 49,994 million (US$ 601 million) for the first nine months of FY23. Cash Flow to equity ("CFe") for the first nine months of FY24 was INR 21,756 million (US$ 262 million) compared to INR 19,810 million (US$ 238 million) for the first nine months of FY23.
•
Total Income (or total revenue) for Q3 FY24 was INR 19,290 million (US$ 232 million), compared to INR 16,077 (US$ 193 million) for Q3 FY23. Net loss for Q3 FY24 was INR 3,216 million (US$ 39 million) compared to a net loss of INR 4,013 million (US$ 48 million) for Q3 FY23. Adjusted EBITDA for Q3 FY24 was INR 12,509 million (US$ 150 million), as against INR 11,628 million (US$ 140 million) in Q3 FY23. Cash Flow to equity (“CFe”) for Q3 FY24 was INR 2,392 million (US$ 30 million) compared to INR 2,682 million (US$ 32 million) in Q3 FY23.
•
Days Sales Outstanding (“DSO”) ended Q3 FY24 at 86 days, a 92-day improvement, year on year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 83.19 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of December 31, 2023, our total portfolio consisted of 13,756 MWs, and commissioned capacity was 8,517 MWs, an increase of 9.7% year on year of which 4,394 MWs were wind, 4,024 MWs were solar and 99 MWs were hydro. In the first nine months of FY24, we commissioned 427 MWs of wind and 209 MWs of solar capacity against 141 MWs of wind and 57 MWs of solar capacity during the first nine months of FY23. In Q3 FY24, we commissioned 222 MWs of wind capacity against 34 MWs of wind and 32 MWs of solar capacity during Q3 FY23. Further, we sold 100 MWs of solar capacity in the first nine months of FY23 and 20 MWs of solar capacity in Q3 FY24.

Electricity Sold

Total electricity sold in the first nine months of FY24 was 14,831 million kWh, an increase of 11.9% over the first nine months of FY23. Total electricity sold in Q3 FY24 was 3,662 million kWh, an increase of 10.6% over Q3 FY23.

Electricity sold in the first nine months of FY24 from wind assets was 8,057 million kWh, an increase of 16.1% over the first nine months of FY23. Electricity sold in the first nine months of FY24 from solar assets was 6,418 million kWh, an increase of 8.2% over the first nine months of FY23. Electricity sold for the first nine months of FY24 from hydro assets was 356 million kWh, a decrease of 7.0% over the first nine months of FY23.

Electricity sold in Q3 FY24 from wind assets was 1,621 million kWh, an increase of 28.1% over Q3 FY23. Electricity sold in Q3 FY24 from solar assets was 1,971 million kWh, similar to Q3 FY23. Electricity sold for Q3 FY24 from hydro assets was 70 million kWh, a decrease of 22.4% over Q3 FY23.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for the first nine months of FY24 for wind assets was 29.2%, compared to 27.3% for the first nine months of FY23. The PLF for the first nine months of FY24 for solar assets was 24.3%, in line with the first nine months of FY23.

Our weighted average Plant Load Factor (“PLF”) for Q3 FY24 for wind assets was 17.0%, compared to 14.7% for Q3 FY23. The PLF for Q3 FY24 for solar assets was 22.2%, compared to 23.8% for Q3 FY23.

Total Income

Total Income for the first nine months of FY24 was INR 72,414 million (US$ 870 million), an increase of 14.1% over the first nine months of FY23. The increase in total income was primarily due to higher operational capacity and wind PLF, late payment surcharge from customers and finance income, partially offset by lower other operating income. Total income includes finance income and fair value change in derivative instruments of INR 4,288 million (US$ 52 million).

Total Income for Q3 FY24 was INR 19,290 million (US$ 232 million), an increase of 20.0% over Q3 FY23. The increase in total income was primarily due to higher operational capacity, late payment surcharge from customers and finance income, partially offset by lower other operating income. Total income includes finance income and fair value change in derivative instruments of INR 1,604 million (US$ 19 million).

Employee Benefits Expense

Employee benefits expense for the first nine months of FY24 was INR 3,619 million (US$ 44 million), an increase of 11.9% over the first nine months of FY23 driven by an increase in headcount, partially offset by lower employee share-based payments.

Employee benefits expense for Q3 FY24 was INR 1,323 million (US$ 16 million), an increase of 6.5% over Q3 FY23 driven by an increase in headcount, partially offset by lower employee share-based payments.

Other Expenses

Other Expenses for the first nine months of FY24 were INR 10,560 million (US$ 127 million), an increase of 26.6% over the first nine months of FY23. The increase was primarily driven by an increase in operating activities and non-cash provision created for contractual obligations.

Other Expenses for Q3 FY24 were INR 3,351 million (US$ 40 million), an increase of 22.3% over Q3 FY23. The increase was primarily driven by an increase in operating activities.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for the first nine months of FY24 was INR 35,817 million (US$ 431 million), a decrease of 14.2% over the first nine months of FY23. The decrease in finance costs is primarily due to lower cost of refinanced debt, lower non-cash mark to market impact, and lower fair value change on derivative instruments driven by U.S. dollar denominated bond refinancing.

Finance costs and fair value change in derivative instruments for Q3 FY24 was INR 11,787 million (US$ 142 million), an increase of 1.6% over Q3 FY23. The increase in finance costs was primarily due to an increase in operational assets from the prior comparable quarter, partially offset by lower cost of refinanced debt, lower non-cash mark to market impact, and lower fair value change on derivative instruments driven by U.S. dollar denominated bond refinancing.

Net Profit/ Loss

The net profit for the first nine months of FY24 was INR 3,538 million (US$ 43 million) compared to a net loss of INR 5,103 million (US$ 61 million) for the first nine months of FY23, with the improvement primarily driven by higher operating revenue, higher finance income and lower financing costs.

The net loss for Q3 FY24 was INR 3,216 million (US$ 39 million) compared to a net loss of INR 4,013 million (US$ 48 million) for Q3 FY23, with the improvement primarily driven by higher operating revenue, and finance income.

Adjusted EBITDA

Adjusted EBITDA for the first nine months of FY24 was INR 52,406 million (US$ 630 million), as compared to INR 49,994 million (US$ 601 million) for the first nine months of FY23. During the first nine months of FY24, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we recognized Gross Revenue of INR 3,250 million (US$ 39 million) and Adjusted EBITDA of INR 506 million (US$ 6 million) for the first nine months of FY24.

Adjusted EBITDA Q3 FY24 was INR 12,509 million (US$ 151 million), as compared to INR 11,628 million (US$ 140 million) in Q3 FY23. During Q3 FY24, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we recognized Gross Revenue of INR 1,192 million (US$ 14 million) and Adjusted EBITDA of INR 180 million (US$ 2 million) in Q3 FY24.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 24 Guidance

We are increasing the bottom end of our FY24 Adjusted EBITDA guidance range by 2%, to INR 63,000 – INR 66,000 million and expect generation from 1,750 to 1,950 MWs of completed projects by the end of Fiscal Year 2024.

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY24 are subject to the weather being similar to FY23.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to equity (CFe)	CFe/share
FY24	INR 63,000 – INR 66,000 million	INR 158 - INR 164	INR 6,000 – INR 8,000 million	INR 15 - INR 20

Cash Flow

Cash generated from operating activities for the first nine months of FY24 was INR 51,249 million (US$ 616 million), compared to INR 49,531 million (US$ 595 million) for the first nine months of FY23. The increase was driven by higher operating profits and an improvement in trade receivables and trade payables in the first nine months of FY24.

Cash generated from operating activities for Q3 FY24 was INR 18,850 million (US$ 226 million), compared to INR 22,503 million (US$ 271 million) for Q3 FY23. The decrease was driven by lower collections on past due payables in Q3 FY23 compared to the prior period.

Cash used in investing activities for the first nine months of FY24 was INR 133,272 million (US$ 1,602 million), compared to INR 56,979 million (US$ 685 million) for the first nine months of FY23. Cash was used for investment in renewable energy projects.

Cash used in investing activities for Q3 FY24 was INR 40,400 million (US$ 485 million), compared to INR 40,980 million (US$ 493 million) for Q3 FY23. Cash was used primarily for investment in renewable energy projects and lower redemption of term deposits.

Cash generated from financing for the first nine months of FY24 was INR 99,732 million (US$ 1,199 million), compared to cash used in financing activities of INR 13,486 million (US$ 162 million) in the first nine months of FY23. The increase was primarily on account of higher proceeds (net of repayments) from project financing, including debt raised for bond refinancing.

Cash generated from financing for Q3 FY24 was INR 53,028 million (US$ 637 million), compared to cash used in financing activities of INR 392 million (US$ 5 million) in Q3 FY23. The increase was primarily on account of higher proceeds (net of repayments) from project financing, including debt raised for bond refinancing.

Capital Expenditure

For the first nine months of FY24, we commissioned 636 MWs of projects for which our capex was INR 47,769 million (US$ 574 million). During Q3 FY24, we commissioned 222 MWs of projects for which our capex was INR 19,228 million (US$ 231 million).

Liquidity Position

As of December 31, 2023, we had INR 113,303 million (US$ 1,362 million) of cash and bank balances, including debt raised for bond refinancing. This included an aggregate of cash and cash equivalents of INR 55,911 million (US$ 672 million) and INR 57,392 million (US$ 690 million) as bank balances other than cash and cash equivalents, including deposits with maturities more than twelve months.

Debt

Gross debt on December 31, 2023, was INR 651,208 million (US$ 7,828 million). Subsequent to the end of the quarter, we repaid a US$ 325 million bond with the proceeds from long-term project debt raised in Q3 FY24.

Receivables

Total receivables, as on December 31, 2023, were INR 23,718 million (US$ 285 million) of which INR 5,142 million (US$ 62 million) was unbilled and others. The day sales outstanding was 86 as on December 31, 2023, as compared to 178 days as on December 31, 2022, an improvement of 92 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 8,760 million (US$ 105 million) as of December 31, 2023, compared to INR 14,892 million (US$ 179 million) as of December 31, 2022.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference call information

A conference call has been scheduled to discuss the earnings results at 8:30 AM EST (7:00 PM IST) on February 20, 2024. The conference call can be accessed live at: https://edge.media-server.com/mmc/p/wnkm7p5v or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806

India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 83.19 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~13.8 GWs on a gross basis as of December 31, 2023, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renew.com
+ 91 9999384233

Investor Enquiries

Nathan Judge

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	538,355	645,073	7,754
Intangible assets	38,595	37,640	452
Right of use assets	10,618	11,404	137
Investment in jointly controlled entities	3,007	2,883	35
Financial assets
Investments	466	622	7
Derivative instruments	4,216	3,896	47
Trade receivables	9,072	8,737	105
Loans	356	382	5
Others	1,901	2,310	28
Deferred tax assets (net)	4,645	5,727	69
Prepayments	1,018	1,691	20
Non-current tax assets (net)	5,776	6,533	79
Contract assets	7,139	10,243	123
Other non-current assets	11,463	9,408	113
Total non-current assets	636,627	746,549	8,974
Current assets
Inventories	1,194	1,770	21
Financial assets
Investments	460	0	0
Derivative instruments	2,120	1,462	18
Trade receivables	21,615	15,076	181
Cash and cash equivalents	38,182	55,911	672
Bank balances other than cash and cash equivalents	37,837	55,903	672
Loans	54	183	2
Others	4,094	2,993	36
Prepayments	1,311	2,038	25
Contract assets	572	1,198	14
Other current assets	2,364	3,654	44
	109,803	140,188	1,685
Assets held for sale	64	—	—
Total current assets	109,867	140,188	1,685
Total assets	746,494	886,737	10,659
Equity and liabilities
Equity
Issued capital	4,808	4,808	58
Share premium	154,136	154,138	1,853
Hedge reserve	(618)	(1,486)	(18)
Share based payment reserve	5,886	7,450	90
Retained losses	(53,610)	(57,987)	(697)
Other components of equity	(3,750)	(3,029)	(36)
Equity attributable to equity holders of the parent	106,852	103,894	1,249
Non-controlling interests	11,548	16,449	198
Total equity	118,400	120,343	1,447
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	467,293	550,145	6,613
Lease liabilities	5,471	6,253	75
Derivative instruments	521	293	4
Liability for put options with non-controlling interest	4,422	5,486	66
Others	1,735	1,876	23
Deferred government grant	203	195	2
Employee benefit liabilities	207	256	3
Provisions	16,859	19,400	233
Deferred tax liabilities (net)	15,454	17,965	216
Other non-current liabilities	3	0	0
Total non-current liabilities	512,168	601,869	7,235

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	63,114	101,063	1,215
Lease liabilities	698	696	8
Trade payables	6,118	7,978	96
Liability for put options with non-controlling interests	987	997	12
Derivative instruments	1,654	2,338	28
Others	38,672	49,118	590
Deferred government grant	11	11	0
Employee benefit liabilities	271	325	4
Other current liabilities	4,117	525	6
Current tax liabilities (net)	284	1,474	18
	115,926	164,525	1,978
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	115,926	164,525	1,978
Total liabilities	628,094	766,394	9,213
Total equity and liabilities	746,494	886,737	10,659

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended December 31,				For the nine months ended December 31,
	2022	2023	2023		2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)		(INR)	(INR)	(USD)
Income
Revenue	13,170	15,993	192		54,904	63,199	760
Other operating income	702	487	6		972	789	9
Late payment surcharge from customers	135	566	7		1,097	1,423	17
Finance income and fair value change in derivative instruments	687	1,604	19		2,005	4,288	52
Other income	989	640	8		3,059	2,715	33
Change in fair value of warrants	394	—	—		1,456	—	—
Total income	16,077	19,290	232		63,493	72,414	870
Expenses
Raw materials and consumables used	7	1,012	12		46	2,744	33
Employee benefits expense	1,243	1,323	16		3,235	3,619	44
Depreciation and amortisation	4,075	4,425	53		11,859	13,051	157
Other expenses	2,741	3,351	40		8,345	10,560	127
Finance costs and fair value change in derivative instruments	11,599	11,787	142		41,757	35,817	431
Change in fair value of warrants	—	597	7		—	430	5
Total expenses	19,665	22,495	270	—	65,242	66,221	796
(Loss) / profit before share in profit / (loss) of jointly controlled entities and tax	(3,588)	(3,205)	(39)		(1,749)	6,193	74
Share in loss of jointly controlled entities	—	(49)	(1)		—	(134)	(2)
(Loss) / profit before tax	(3,588)	(3,254)	(39)	—	(1,749)	6,059	73
Income tax expense
Current tax	238	53	1		1,092	875	11
Deferred tax	187	(91)	(1)		2,262	1,646	20
(Loss) / profit for the period	(4,013)	(3,216)	(39)		(5,103)	3,538	43
Weighted average number of equity shares in calculating basic and diluted EPS	393,893,429	362,988,209	362,988,209		390,021,234	366,469,297	366,469,297
(Loss) / earning per share
Basic and diluted (loss) / earning attributable to ordinary equity holders of the Parent (in INR)	(12.12)	(8.30)	(0.10)		(12.38)	8.63	0.10

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended December 31,				For the nine months ended December 31,
	2022	2023	2023		2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)		(INR)	(INR)	(USD)
Cash flows from operating activities
(Loss) / profit before tax	(3,588)	(3,254)	(39)		(1,749)	6,059	73
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	11,497	11,509	138		41,210	35,158	423
Depreciation and amortisation	4,075	4,425	53		11,859	13,051	157
Change in fair value of warrants	(394)	597	7		(1,456)	430	5
Provision for operation and maintenance equalisation	(442)	(2)	(0)		(539)	117	1
Share based payments	623	509	6		1,588	1,203	14
Interest income	(243)	(1,590)	(19)		(1,859)	(4,240)	(51)
Others	215	267	3		347	1,007	12
Working capital adjustments:
(Increase) / decrease in trade receivables	10,987	5,332	64		6,385	6,837	82
(Increase) / decrease in inventories	(147)	(438)	(5)		(278)	(815)	(10)
(Increase) / decrease in other current financial assets	467	2,237	27		(595)	788	9
(Increase) / decrease in other non-current financial assets	(138)	(167)	(2)		(97)	(69)	(1)
(Increase) / decrease in other current assets	1,605	251	3		(2,105)	(1,300)	(16)
(Increase) / decrease in other non-current assets	(415)	(231)	(3)		(417)	171	2
(Increase) / decrease in prepayments	(443)	120	1		(429)	(1,406)	(17)
(Increase) / decrease in contract assets	—	(1,167)	(14)		—	(3,225)	(39)
Increase / (decrease) in other current financial liabilities	(62)	(27)	(0)		(42)	—	—
Increase / (decrease) in other current liabilities	(402)	132	2		(2,837)	(3,597)	(43)
Increase / (decrease) in other non-current liabilities	—	—	—		(2)	(3)	(0)
Increase / (decrease) in in trade payables	(421)	422	5		1,130	1,470	18
Increase / (decrease) in employee benefit liabilities	0	21	0		56	78	1
Cash generated from operations	22,774	18,946	228	—	50,170	51,714	622
Income tax paid (net)	(271)	(96)	(1)		(639)	(465)	(6)
Net cash generated from operating activities (a)	22,503	18,850	227	—	49,531	51,249	616
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(24,828)	(43,229)	(519)		(62,375)	(118,925)	(1,430)
Sale of property, plant and equipment	31	0	0		38	0	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(261,427)	(130,189)	(1,565)		(261,427)	(299,555)	(3,601)
Redemption of deposits having residual maturity more than 3 months and mutual funds	246,896	132,379	1,591		268,254	281,259	3,381
Deferred consideration received during the period	—	—	—		19	1,115	13
Disposal of subsidiaries, net of cash	—	402	5		—	1,717	21
Acquisition of subsidiaries, net of cash acquired	—	—	—		(90)	—	—
Purchase consideration paid	—	(593)	(7)		(30)	(1,038)	(12)
Proceeds from interest received	1,263	843	10		1,900	2,378	29
Contribution to investment funds	—	(13)	(0)		(353)	(105)	(1)
Loans given	—	—	—		—	(108)	(1)
Investment in jointly controlled entities	(2,915)	—	—		(2,915)	(10)	(0)
Net cash used in investing activities (b)	(40,980)	(40,400)	(486)	—	(56,979)	(133,272)	(1,602)
Cash flows from financing activities
Shares bought back, held as treasury stock	(3,876)	(1,314)	(16)		(10,058)	(4,819)	(58)
Shares issued during the period	—	—	—		14	2	0
Payment for acquisition of interest from non-controlling interest	(3)	(2)	(0)		(37)	(137)	(2)
Put options exercised during the period	(980)	(1,000)	(12)		(980)	(1,000)	(12)
Payment of lease liabilities (including payment of interest expense)	(144)	(196)	(2)		(370)	(483)	(6)
Proceeds from shares and debentures issued by subsidiaries	7,089	178	2		16,648	7,164	86
Proceeds from long term interest-bearing loans and borrowings	25,707	59,737	718		96,612	148,401	1,784
Repayment of long term interest-bearing loans and borrowings	(15,620)	(7,534)	(91)		(102,610)	(40,232)	(484)
Proceeds from short term interest-bearing loans and borrowings	9,731	54,892	660		60,921	120,008	1,443
Repayment of short term interest-bearing loans and borrowings	(13,494)	(40,639)	(489)		(45,566)	(96,695)	(1,162)
Interest paid (including settlement gain / loss on derivative instruments)	(8,018)	(11,094)	(133)		(28,060)	(32,477)	(390)
Net cash generated from / (used in) financing activities (c)	392	53,028	637	—	(13,486)	99,732	1,199
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	(18,085)	31,478	378	—	(20,934)	17,709	213
Cash and cash equivalents at the beginning of the period	25,616	24,433	294		28,379	38,182	459
Effects of exchange rate changes on cash and cash equivalents	19	0	0		105	20	0
Cash and cash equivalents at the end of the period	7,550	55,911	672	—	7,550	55,911	672
Components of cash and cash equivalents
Cash and cheque on hand	1	1	0		1	1	0
Balances with banks:
- On current accounts	7,301	16,495	198		7,301	16,495	198
- Deposits with original maturity of less than 3 months	248	39,415	474		248	39,415	474
Total cash and cash equivalents	7,550	55,911	672		7,550	55,911	672

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net (loss) / profit to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
(Loss) / profit for the period	(4,013)	(3,216)	(39)	(5,103)	3,538	43
Less: Finance income and fair value change in derivative instruments	(687)	(1,604)	(19)	(2,005)	(4,288)	(52)
Add: Share in loss of jointly controlled entities	-	49	1	-	134	2
Add: Depreciation and amortisation	4,075	4,425	53	11,859	13,051	157
Add: Finance costs and fair value change in derivative instruments	11,599	11,787	142	41,757	35,817	431
Less: Change in fair value of warrants	(394)	597	7	(1,456)	430	5
Add: Income tax expense	425	(38)	(0)	3,354	2,521	30
Add: Share based payment expense and others related to listing	623	509	6	1,588	1,203	14
Adjusted EBITDA	11,628	12,509	150	49,994	52,406	630

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended December 31,			For the nine months ended December 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	11,628	12,509	150	49,994	52,406	630
Add: Finance income and fair value change in derivative instruments	687	1,604	19	2,005	4,288	52
Less: Interest paid in cash	(6,634)	(8,481)	(102)	(25,190)	(25,912)	(311)
Less: Tax paid	(271)	(96)	(1)	(639)	(465)	(6)
Less: Normalised loan repayment	(2,248)	(3,367)	(40)	(6,270)	(9,914)	(119)
Add: Other non-cash items	(480)	223	3	(90)	1,353	16
Total CFe	2,682	2,392	29	19,810	21,756	262